FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

Contact: Lynn Martenstein (305) 539-6573 Michael Sheehan (305) 539-6572

For Immediate Release

ROYAL CARIBBEAN CRUISES LTD. RECEIVES EXTENSION
ON OPTIONS FOR FIFTH AND SIXTH RADIANCE-CLASS SHIPS

MIAMI – January 10, 2003 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced it has deferred options to purchase a fifth and sixth Radiance-class ship. The options involve ships scheduled for deliveries in 2005 and 2006.

     Royal Caribbean and Meyer Werft shipyard, of Papenburg, Germany, builder of the Radiance-class ships, agreed to extend the options to September 19, 2003. Under the terms of the extension, Meyer Werft has the ability to terminate the options upon giving adequate advance notice to Royal Caribbean. Both options were to have expired on January 10, 2003.

     The Radiance-class ships are operated by the Royal Caribbean International brand. Radiance of the Seas entered service in March 2001; Brilliance of the Seas entered service in July 2002. The third and fourth Radiance-class ships are scheduled for delivery in 2003 and 2004, respectively.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.

(Registrant)

Date: January 10, 2003	By: /s/ BONNIE S. BIUMI

Bonnie S. Biumi Acting Chief Financial Officer